Registration Nos. 333-289150,
333-289150-01 and 333-289150-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE
ELIGIBILITY OF A TRUSTEE PURSUANT TO
SECTION 305(b)(2)           ☒

THE BANK OF NEW YORK MELLON
TRUST COMPANY, N.A.
(Exact name of trustee as specified in its charter)

(Jurisdiction of incorporation if not a U.S. national bank)	95-3571558 (I.R.S. employer identification no.)
333 South Hope Street Suite 2525 Los Angeles, California (Address of principal executive offices)	90071 (Zip code)

WORLD OMNI AUTO LEASING LLC
(Depositor)
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	90-0399122 (I.R.S. employer identification no.)
250 Jim Moran Blvd. Deerfield Beach, Florida (Address of principal executive offices)	33442 (Zip code)

WORLD OMNI FINANCIAL CORP.
(Exact name of Sponsor as specified in its charter)

Florida (State or other jurisdiction of incorporation or organization)	59-2238832 (I.R.S. employer identification no.)
250 Jim Moran Blvd. Deerfield Beach, Florida (Address of principal executive offices)	33442 (Zip code)

World Omni Automobile Lease Securitization Trust 2026-A
(Issuing Entity with respect to the indenture securities)

Delaware (State or other jurisdiction of incorporation or organization)	None (I.R.S. employer identification no.)
c/o U.S. Bank Trust National Association 1101 Centre Road, Suite 203 Wilmington, Delaware (Address of principal executive offices)	19805 (Zip code)

Asset-Backed Notes, Series 2026-A
(Title of the indenture securities)

1.       General information. Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency United States Department of the Treasury	Washington, DC 20219

Federal Reserve Bank	San Francisco, CA 94105
Federal Deposit Insurance Corporation	Washington, DC 20429
(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

2.	Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

16.	List of Exhibits.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the "Act").

1.	A copy of the articles of association of The Bank of New York Mellon Trust Company, N.A., formerly known as The Bank of New York Trust Company, N.A. (Exhibit 1 to Form T-1 filed with Registration Statement No. 333-121948 and Exhibit 1 to Form T-1 filed with Registration Statement No. 333-152875).

2.	A copy of certificate of authority of the trustee to commence business. (Exhibit 2 to Form T-1 filed with Registration Statement No. 333-121948).

3.	A copy of the authorization of the trustee to exercise corporate trust powers (Exhibit 3 to Form T-1 filed with Registration Statement No. 333-152875).

4.	A copy of the existing by-laws of the trustee (Exhibit 4 to Form T-1 filed with Registration Statement No. 333-229762).

6.	The consent of the trustee required by Section 321(b) of the Act (Exhibit 6 to Form T-1 filed with Registration Statement No. 333-152875).

7.	A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.

SIGNATURE

Pursuant to the requirements of the Act, the trustee, The Bank of New York Mellon Trust Company, N.A., a banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago, and State of Illinois, on the 3rd day of March, 2026.

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.

By:	/s/ Mitchell L. Brumwell
Name: Mitchell L. Brumwell
Title: Vice President

EXHIBIT 7

Consolidated Report of Condition of

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.

of 333 South Hope Street, Suite 2525, Los Angeles, CA 90071

At the close of business December 31, 2025, published in accordance with Federal regulatory authority instructions.

Dollar amounts in thousands
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin	34,663
Interest-bearing balances	219,768
Securities:
Held-to-maturity securities	0
Available-for-sale debt securities	98,977
Equity securities with readily determinable fair values not held for trading	0
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices	0
Securities purchased under agreements to resell	0
Loans and lease financing receivables:
Loans and leases held for sale	0
Loans and leases held for investment	0
LESS: Allowance for credit losses on loans and leases	0
Loans and leases held for investment, net of allowance	0
Trading assets	0
Premises and fixed assets (including right-of-use assets)	13,036
Other real estate owned	0
Investments in unconsolidated subsidiaries and associated companies	0
Direct and indirect investments in real estate ventures	0
Intangible assets	856,313
Other assets	128,734
Total assets	$1,351,491

LIABILITIES
Deposits:
In domestic offices	1,420
Noninterest-bearing	1,420
Interest-bearing	0

Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices	0
Securities sold under agreements to repurchase	0
Trading liabilities	0
Other borrowed money:
(includes mortgage indebtedness)	0
Not applicable
Not applicable
Subordinated notes and debentures	0
Other liabilities	268,400
Total liabilities	269,820
Not applicable

EQUITY CAPITAL

Perpetual preferred stock and related surplus	0
Common stock	1,000
Surplus (exclude all surplus related to preferred stock)	108,284
Not available
Retained earnings	972,372
Accumulated other comprehensive income	15
Other equity capital components	0
Not available
Total bank equity capital	1,081,671
Noncontrolling (minority) interests in consolidated subsidiaries	0
Total equity capital	1,081,671
Total liabilities and equity capital	1,351,491

I, Natalie Bobnar, CFO of the above-named bank do hereby declare that the Reports of Condition and Income (including the supporting schedules) for this report date have been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and are true to the best of my knowledge and belief.

Natalie Bobnar	)	CFO

We, the undersigned directors (trustees), attest to the correctness of the Report of Condition (including the supporting schedules) for this report date and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

Elizabeth Lyndon, Managing Director	)
Kevin C. Weeks, President	)	Directors (Trustees)
Fernando A. Costa, Managing Director	)

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